CUSIP No. 879246106                    13D

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                TELE NORTE LESTE
                                (Name of Issuer)

                                       ADR
                         (Title of Class of Securities)

                                    879246106
                                  (CUSIP Number)

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                               SEPTEMBER 22, 2006
              (Date of Event Which Requires Filing of this Statement)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX [X].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND

CUSIP No. 879246106                    13D

FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP No. 879246106                    13D                     Page 3 of 6 Pages


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Genesis Fund Mangers, LLP
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   Source of Funds OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL                                       [ ]
        PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                7.   SOLE VOTING POWER - 12,360,700 (See Items 3 and 6)
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8.   SHARED VOTING POWER - 0 (See Items 3 and 6)
BENEFICIALLY    ----------------------------------------------------------------
OWNED BY EACH   9.   SOLE DISPOSITIVE POWER - 16,327,700 (See Items 3 and 6)
  REPORTING     ----------------------------------------------------------------
 PERSON WITH    10.  SHARED DISPOSITIVE POWER - 0 (See Items 3 and 6)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,327,700 (See Items 3 and 6)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     6.25%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC/IA
--------------------------------------------------------------------------------

CUSIP No. 879246106                    13D                     Page 4 of 6 Pages


ITEM 1. NAME OF ISSUER:

The American Depository Receipts of Tele Norte Leste Participacoes S.A.

ITEM 2:

A.   Genesis Fund Managers, LLP

Genesis Fund Managers, LLP ("GFM") is the 99.98% owner of the equity securities of Genesis Asset Managers, LLP ("GAM"). GFM is reporting on this
Schedule 13-D for itself as a registered investment adviser and as the control person of GAM. Each of GFM and GAM are registered investment advisers.

B.   Barclay's Court
     Les Echelons
     St. Peter Port
     Guernsey GY1 6AW
     Guernsey, Channel Islands

C.   Investment Adviser

D. and E. During the last five years the reporting persons identified in 2A have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to any civil proceeding and as a result thereof were not or are not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

F.   Delaware

ITEM 3. Shares of the Issuer were previously acquired for and on behalf of clients of Genesis Fund Managers, LLP and Genesis Asset Managers, LLP in the normal course of its business, using assets of the clients.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Persons believe the ADRs that they are deemed to beneficially own are part of a class of non-voting securities, as that term is used in Rule 13d-1(i) promulgated under the Securities Exchange Act of 1934 and that, therefore, they have no reporting obligation under Rule 13d-1. Moreover, the Reporting Persons do not believe that they hold the ADRs with a purpose or effect of changing or influencing the control of the issuer or in connection with or as a participant in any transaction having that purpose or effect. This filing is made solely to preserve their options.

CUSIP No. 879246106                    13D                     Page 5 of 6 Pages


Shares of the Issuer were previously acquired in the normal course of business for and on behalf of clients of Genesis Fund Managers, LLP and Genesis Asset Managers, LLP as investment adviser and previously reported on Schedule 13G.

In April 2006, Tele Norte Leste Participacoes S.A. announced a proposed restructuring plan that migrates all voting shares (ON's, or common stock) and non-voting shares (PN's, or preferred stock) to a new single share class, one in which all shares have voting rights. In exchange for "sharing the control premium" with all shareholders, the current ON shareholders will be given an increased economic stake in the company, at the expense of PN shareholders. Specifically, the PN shareholders would see their economic stake in the company fall by over a third from 55% to 36%.

The Reporting Persons, whose clients collectively are the beneficial owners of approximately 6.25% of the outstanding PN shares of the Issuer through their ownership of American Depositary Receipts, believe that the voting structure of the proposed restructuring is unfair. In addition, because the Reporting Persons believe that the terms of the proposed restructuring give too much of an economic interest in the post-restructuring company to the current ON shareholders, the Reporting Persons currently intend to vote against the proposed restructuring.

The Reporting Persons may also explore other possible avenues to improve the voting structure for the proposed restructuring and to optimize their clients' return on their investment in the Issuer and thus to maximize shareholder value. In furtherance of the foregoing, the Reporting Persons plan to continue to analyze the proposed restructuring and the business prospects of the Issuer. The Reporting Persons may also engage in discussions with other shareholders of the Issuer and third parties to explore options to improve the voting structure for the proposed restructuring and enhance shareholder value. Additionally, the Reporting Persons may seek to hold discussions with third parties or with management of the Issuer to suggest possible changes in the proposed restructuring to improve the voting structure and enhance shareholder value. The discussions described above may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, presently the Reporting Persons do not intend to seek control of the Issuer or participate in the management of the Issuer.

The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors.

Except as set forth above, the Reporting Persons have no plan or proposal which relates to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans or proposals).

ITEM 5.

     a) 16,327,700 ADRs which represents 6.25% of the outstanding securities

     b)   Number of shares as to which the person has:

          (i)  sole power to vote or to direct the vote: 12,360,700

          (ii) shared power to vote or direct the vote: 0

CUSIP No. 879246106                    13D                     Page 6 of 6 Pages


          (iii) sole power to dispose or to direct the disposition of:
               16,327,700

          (iv) shared power to dispose or to direct the disposition of: 0

          Neither Genesis Fund Managers, LLP nor Genesis Asset Managers, LLP has any direct ownership of the shares reported on this 13D.

     (c) See attached schedule of transactions all of which were made by the Reporting Persons in the ordinary course of business on behalf of their underlying clients.

ITEM 6. None

ITEM 7. None

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        GENESIS FUND MANAGERS, LLP


                                        By: /s/ Karen L. Yerburgh
                                            ------------------------------------
                                            Karen L. Yerburgh
                                            Managing Partner

Date: September 21, 2006

                             SECURITY: TELE NORTE LESTE ADR(TELENADR) TRADE DATE FROM JULY 19, 2006 TRADE DATE TO SEPTEMBER 21, 2006

ITEM 5 (C)                  TRANSACTION DETAILS

                                                                                                            BOOK COST    BASE CCY
TANUM  TRADE DATE SECURITY     BROKER           TRANSACTION QUANTITIY CCY  PRICE  COMMISSION FEES  FX RATE    LOCAL        BOOK
------ ---------- ------------ ---------------- ----------- --------- --- ------- ---------- ----- ------- ----------- -----------
155392 23/08/2006 Tele Norte
                     Leste ADR UBS Warburg Secs Sell        -44,800   USD 13.6108 -609.76    18.72   1.000 -609,135.36 -609,135.36
153103 26/07/2006 Tele Norte
                     Leste ADR UBS Warburg Secs Sell         -2,600   USD 12.5281  -39.09     1.00   1.000  -32,532.97  -32,532.97
154325 08/08/2006 Tele Norte
                     Leste ADR Deutsche Bank    Sell         -2,400   USD 13.4492  -32.28     1.00   1.000  -32,244.80  -32,244.80
155728 30/08/2006 Tele Norte
                     Leste ADR Deutsche Bank    Purchase      3,900   USD 13.4315   52.38     0.00   1.000   52,435.23   52,435.23
156550 13/09/2006 Tele Norte
                     Leste ADR Merrill Lynch    Purchase      4,000   USD 12.7850   56.25     0.00   1.000   51,196.25   51,196.25
154528 11/08/2006 Tele Norte
                     Leste ADR Merrill Lynch    Sell         -2,600   USD 13.2819  -37.99     1.07   1.000  -34,493.88  -34,493.88
153464 31/07/2006 Tele Norte
                     Leste ADR Credit Suisse
                                  First Boston  Purchase     31,600   USD 13.2574  502.72     0.00   1.000  419,436.56  419,436.56
152681 21/07/2006 Tele Norte
                     Leste ADR Deutsche Bank    Sell        -62,200   USD 12.3650 -769.10    23.62   1.000 -768,310.28 -768,310.28
152787 24/07/2006 Tele Norte
                     Leste ADR Deutsche Bank    Sell        -34,300   USD 12.6770 -434.82    13.35   1.000 -434,372.93 -434,372.93
153812 02/08/2006 Tele Norte
                     Leste ADR Merrill Lynch    Purchase      6,000   USD 13.2578   87.50     0.00   1.000   79,634.30   79,634.30


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